Aspyra, Inc.

26115-A Mureau Road

Calabasas, California 91302

September 21, 2006

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4561

Washington, D.C.  20549-0303

Attention:	Mark P. Shuman
Jeffrey B. Werbitt

Facsimile:	(202) 772-9210

Re:	Aspyra, Inc.
Form S-3 (as amended on Form SB-2) (File No. 333-134926)
Request for Acceleration of Effectiveness

Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Aspyra, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to accelerate the above-referenced Registration Statement on Form S-3 (as amended on Form SB-2) (the “Registration Statement”) so that it will become effective at 2:00 p.m. Eastern Daylight Time on September 22, 2006, or as soon thereafter as practicable.

The Company acknowledges that:

•                                          should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•                                          the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•                                          the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

		By:	/s/ Steven M. Besbeck
Steven M. Besbeck
Chief Executive Officer

cc:	Anahita Villafane
Chief Financial Officer
Aspyra, Inc.

Joseph E. Nida, Esq.
Sheppard Mullin Richter & Hampton, LLP